UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 21, 2002

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 9. REGULATION FD DISCLOSURE

On August 21, 2002, each of the Principal Executive Officer, John R. Horne, and Principal Financial Officer, Robert C. Lannert, of Navistar International Corporation submitted to the Securities and Exchange Commission ("SEC") a written statement under oath pursuant to SEC Order No. 4-460. A copy of each of these statements is attached hereto as an exhibit (99.1 and 99.2).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
             Registrant

Date: August 21, 2002   /s/ Mark T. Schwetschenau
                                   Mark T. Schwetschenau
                                   Vice President and Controller
                                   (Principal Accounting Officer)

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INDEX TO EXHIBITS

EXHIBIT 99.1

**STATEMENT UNDER OATH OF PRINCIPAL EXECUTIVE OFFICER AND
PRINCIPAL FINANCIAL OFFICER REGARDING FACTS AND CIRCUMSTANCES
RELATING TO EXCHANGE ACT FILINGS**

I, John R. Horne, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Navistar International Corporation, and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Company's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K for the year ended October 31, 2001 filed with the Commission of Navistar International Corporation;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Navistar International Corporation filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

/s/ John R. Horne
_____
    John R. Horne
    August 21, 2002

Subscribed and sworn to before me
this 21st day of August, 2002.

/s/ Jean Baggett
_____
    Notary Public

My Commission Expires:
    July 12, 2006

[Stamp]
"Official Seal"
Jean Baggett
Notary Public, State of Illinois
My Commission Exp. 07/12/2006

EXHIBIT 99.2

**STATEMENT UNDER OATH OF PRINCIPAL EXECUTIVE OFFICER AND
PRINCIPAL FINANCIAL OFFICER REGARDING FACTS AND CIRCUMSTANCES
RELATING TO EXCHANGE ACT FILINGS**

I, Robert C. Lannert, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Navistar International Corporation, and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Company's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K for the year ended October 31, 2001 filed with the Commission of Navistar International Corporation;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Navistar International Corporation filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

/s/ Robert C. Lannert	Subscribed and sworn to before me
Robert C. Lannert	this 21st day of August, 2002.
August 21, 2002	

/s/ Jean Baggett
   Notary Public

My Commission Expires:
   July 12, 2006

[Stamp]
"Official Seal"
Jean Baggett
Notary Public, State of Illinois
My Commission Exp. 07/12/2006